News Release
For Immediate release

Seattle, Washington - April 8, 2002 - L&L Financial Holdings Inc ("L&L"), a Nevada reporting company announced today that the Board of L&L has decided to upgrade its engagement of outside public accountant to accommodate growth. The Company also accepted the resignation of Braverman & Company, P.C., an Arizona based accounting firm, who has voluntarily resigned on April 3, 2002. Braverman & Company, P.C., has reviewed the Company's quarterly financial statements and audited Royal Coronado Co. Ltd.

Mr. Dickson Lee, Chairman & CEO of the Company said, "We are pleased to announce that the Board has decided to engage a larger CPA firm to conduct the Company's statutory financial review and audit. We are currently in discussion with an accounting firm with international experience, to conduct the Company's year-end audit, which will due in about 50 days. It is my belief that retaining an experienced CPA firm to review our records will be better for the Company."

L&L is an international financial company, being in operation since 1996. Its staff consists of sophisticated financial professionals, many of them are licensed CPAs, qualified from the State of New York, State of Washington and State of Delaware. Presently, the Company's operating base is located in Hong Kong with presences in Seattle, New York, Beijing and Shenzhen of
China. Its Chairman & CEO, Dickson Lee, CPA, is a judicial Member of the
(SEC) Insider Dealing Tribunal of Hong Kong. Mr. Lee is also a recipient of the National Leadership Award of the National Republican Congressional
Committee of the United States of America in 2002.

For additional information contact L & L Financial Holdings, Inc.(206)- 443-1411 ask for Kylee Krida, assistant to the President.

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